                                                                    EXHIBIT 12.1

                           EL PASO ENERGY CORPORATION

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
              PREFERRED AND PREFERENCE STOCK DIVIDEND REQUIREMENTS

                                                 FOR THE
                                                 QUARTER
                                                  ENDED
                                                MARCH 31,          YEAR ENDED DECEMBER 31,
                                                ---------   -------------------------------------
                                                  1998      1997    1996    1995    1994    1993
                                                ---------   -----   -----   -----   -----   -----
                                                              (DOLLARS IN MILLIONS)
Earnings
  Income from continuing operations...........    $  58     $ 186   $  38   $  85   $  90   $  92
  Income taxes................................       35       129      25      48      58      59
  Minority interest...........................        6        25       2       0       0       0
                                                  -----     -----   -----   -----   -----   -----
  Income from continuing operations before
     income taxes and minority interest.......       99       340      65     133     148     151
  Interest and debt expense...................       60       218     100      85      76      71
  Interest component of rentals...............        2         7       5       3       3       3
                                                  -----     -----   -----   -----   -----   -----
          Total earnings available for fixed
            charges...........................    $ 161     $ 565   $ 170   $ 221   $ 227   $ 225
                                                  =====     =====   =====   =====   =====   =====
Fixed charges(a)
  Interest and debt expense...................       60       218     100      85      76      71
  Interest components of rentals..............        2         7       5       3       3       3
                                                  -----     -----   -----   -----   -----   -----
  Fixed charges excluding preferred stock
     dividend requirement.....................       62       225     105      88      79      74
  Preferred stock dividend requirements.......        6        25       2       0       0       0
                                                  -----     -----   -----   -----   -----   -----
          Total fixed charges.................    $  68     $ 250   $ 107   $  88   $  79   $  74
                                                  =====     =====   =====   =====   =====   =====
Ratio of Earnings to Fixed Charges(a).........     2.36      2.26    1.59    2.51    2.87    3.04

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(a) The ratio of earnings to combined fixed charges and preferred and preference stock dividend requirements for the periods presented would be the same as the ratio of earning to fixed charges since EPG has no outstanding preferred stock or preference stock and, therefore, no dividend requirements.

     For purposes of calculating these ratios: (i) "fixed charges" represent interest expense (exclusive of interest on rate refunds), amortization of debt costs, the estimated portion of rental expense representing the interest factor, and preferred stock dividend requirements of majority-owned subsidiaries; and
(ii) "earnings" represent the aggregate of income from continuing operations before income taxes, interest expense (exclusive of interest on rate refunds), amortization of debt costs, the portion of rental expense representing the interest factor, and the actual amount of any preferred stock dividend requirements of majority owned subsidiaries.